================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                 --------------


                                   FORM 11-K

(Mark One)
   [X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1996

                                      OR

   [_]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                For the transition period from          to


                         Commission file number 1-8940

                                ----------------

                            Kraft Foods Thrift Plan
                 Three Lakes Drive, Northfield, Illinois 60093

                     (Full title and address of the plan)


                          PHILIP MORRIS COMPANIES INC.
                                120 Park Avenue
                           New York, New York  10017

          (Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

================================================================================

                            KRAFT FOODS THRIFT PLAN
                          ANNUAL REPORT ON FORM 11-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996



                               TABLE OF CONTENTS

                                                                        Page(s)
                                                                        -------

Report of Independent Accountants.......................................      3

Financial Statements:
   Statements of Financial Condition as of December 31,
    1996 and 1995.......................................................    4-5
   Statements of Income and Changes in Plan Equity for
    the years ended December 31, 1996, 1995 and 1994....................    6-8
   Notes to Financial Statements........................................   9-21

Signatures..............................................................     22

Schedules:
   Schedule I - Investments as of December 31, 1996..................... S-1-11

   Other schedules are omitted because the information required is contained in the financial statements.

Exhibits:
    23. Consent of Independent Accountants.

                       REPORT of INDEPENDENT ACCOUNTANTS

To: The Corporate Employee Plans Investment Committee of Philip Morris Companies Inc., the Corporate Employee Benefit Committee of Philip Morris Companies Inc., the Management Committee for Employee Benefits of Kraft Foods, Inc., the Administrative Committee and all Participants as a group (but not individually) of the Kraft Foods Thrift Plan:

     We have audited the accompanying statements of financial condition of the Kraft Foods Thrift Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1996 and the schedule of investments as of December 31, 1996. These financial statements and the financial statement schedule are the responsibility of the fiduciaries of the Plan appointed by Philip Morris Companies Inc. or Kraft Foods, Inc. (or their delegates). Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the fiduciaries, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1996 and 1995, and the income and changes in plan equity for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of financial condition and statements of income and changes in plan equity is presented for purposes of additional information rather than to present the financial condition and changes in income and plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                        COOPERS & LYBRAND L.L.P.
Chicago, Illinois
March 28, 1997

                            KRAFT FOODS THRIFT PLAN
                       STATEMENT OF FINANCIAL CONDITION
                            as of December 31, 1996
                           (in thousands of dollars)

                                   ---------

                                      Equity       Interest     Government                   International
                                      Index         Income      Securities   Philip Morris       Equity        Balanced
                                       Fund          Fund          Fund        Stock Fund         Fund           Fund
                                   -----------   -----------   -----------   -------------   -------------   -----------
ASSETS:
  Allocated share of
   Trust net assets                $   436,889   $   684,225   $    30,046   $     968,095   $      56,194   $    76,658
  Interfund receivables
   (payables)                              339           532            50          (1,823)            322           706
                                   -----------   -----------   -----------   -------------   -------------   -----------

     Total assets                      437,228       684,757        30,096         966,272          56,516        77,364
                                   -----------   -----------   -----------   -------------   -------------   -----------

LIABILITIES:
  Distributions and
   withdrawals payable                     814         2,609            63           1,499              85           152
  Undistributed
   participants' loans                      43           227             3             146               6             5
  General and administrative
   expenses payable                         57            89             4             126               7            10
                                   -----------   -----------   -----------   -------------   -------------   -----------

     Total liabilities                     914         2,925            70           1,771              98           167
                                   -----------   -----------   -----------   -------------   -------------   -----------

     Plan equity                   $   436,314   $   681,832   $    30,026   $     964,501   $      56,418   $    77,197
                                   ===========   ===========   ===========   =============   =============   ===========


                                      Growth     Participants'
                                      Equity         Loan
                                       Fund         Account          Total
                                   -----------   -------------   -------------
ASSETS:
  Allocated share of
   Trust net assets                $   122,635   $      36,965   $   2,411,707
  Interfund receivables
   (payables)                             (126)                            -
                                   -----------   -------------   -------------

     Total assets                      122,509          36,965       2,411,707
                                   -----------   -------------   -------------

LIABILITIES:
  Distributions and
   withdrawals payable                     254              24           5,500
  Undistributed
   participants' loans                       8            (438)            -
  General and administrative
   expenses payable                         16                             309
                                   -----------   -------------   -------------

     Total liabilities                     278            (414)          5,809
                                   -----------   -------------   -------------

     Plan equity                   $   122,231   $      37,379   $   2,405,898
                                   ===========   =============   =============


  The accompanying notes are an integral part of these financial statements.

                            KRAFT FOODS THRIFT PLAN
                       STATEMENT OF FINANCIAL CONDITION
                            as of December 31, 1995
                           (in thousands of dollars)

                                   ---------

                                         Equity      Interest       Government                      International
                                         Index        Income        Securities      Philip Morris       Equity       Balanced
                                          Fund         Fund            Fund          Stock Fund          Fund          Fund
                                       ---------     ---------      ----------      ------------    -------------    ---------
 ASSETS:
     Allocated share of
       Trust net assets                $ 311,792     $ 746,487      $   31,759      $    993,800    $      22,929    $  29,250
     Interfund receivables
       (payables)                            529           224             256            (2,570)             449          510
     Participants' loan
       repayments receivables
       (payables)                              9            28               2                36                             2
                                       ---------     ---------      ----------      ------------    -------------    ---------
         Total assets                    312,330       746,739          32,017           991,266           23,378       29,762
                                       ---------     ---------      ----------      ------------    -------------    ---------
 LIABILITIES:
     Distributions and
       withdrawals payable                 3,547        10,266             305             5,972              157           96
     Undistributed
       participants' loans                     7            22               4                50
     General and administrative
       expenses payable                       29            72               3               100                2            3
                                       ---------     ---------      ----------      ------------    -------------    ---------
         Total liabilities                 3,583        10,360             312             6,122              159           99
                                       ---------     ---------      ----------      ------------    -------------    ---------
         Plan equity                   $ 308,747     $ 736,379      $   31,705      $    985,144    $      23,219    $  29,663
                                       =========     =========      ==========      ============    =============    =========

                                         Growth   Participants'
                                         Equity       Loan
                                          Fund       Account         Total
                                       ---------  ------------    -----------
 ASSETS:
     Allocated share of
       Trust net assets                $  65,372  $     34,967    $ 2,236,356
     Interfund receivables
       (payables)                            602                          -
     Participants' loan
       repayments receivables
       (payables)                                          (77)           -
                                       ---------  ------------    -----------
         Total assets                     65,974        34,890      2,236,356
                                       ---------  ------------    -----------
 LIABILITIES:
     Distributions and
       withdrawals payable                   370            93         20,806
     Undistributed
       participants' loans                                 (83)           -
     General and administrative
       expenses payable                        6                          215
                                       ---------  ------------    -----------
         Total liabilities                   376            10         21,021
                                       ---------  ------------    -----------
         Plan equity                   $  65,598  $     34,880    $ 2,215,335
                                       =========  ============    ===========

  The accompanying notes are an integral part of these financial statements.

                            KRAFT FOODS THRIFT PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                     for the year ended December 31, 1996
                           (in thousands of dollars)

                                   ---------


                                                 Equity      Interest     Government                      International
                                                  Index       Income      Securities      Philip Morris       Equity
                                                   Fund         Fund         Fund          Stock Fund          Fund
                                               ----------    ---------    ----------      -------------    ------------
 ADDITIONS:
       Employer contributions                  $    5,114    $   6,775    $      576      $      14,366    $        919
       Employee contributions                      16,983       18,697         1,747             32,092           2,913
       Allocated share of Trust
         investment activities:
           Interest income                                      41,060         1,984              1,032
           Dividend income                                                                       39,903
           Net appreciation
             (depreciation) in
              fair value of investments            76,893                     (1,047)           194,971            3,681
                                               ----------    ---------    ----------      -------------    -------------
                                                   76,893       41,060           937            235,906            3,681
                                               ----------    ---------    ----------      -------------    -------------

           Total additions                         98,990       66,532         3,260            282,364            7,513
                                               ----------    ---------    ----------      -------------    -------------

 DEDUCTIONS:
       Distributions and
         withdrawals                              (40,362)    (155,216)       (7,077)           (75,747)          (3,461)
       General and administrative
         expenses                                    (423)        (917)          (58)              (937)             (78)
                                               ----------    ---------    ----------      -------------    -------------

           Total deductions                       (40,785)    (156,133)       (7,135)           (76,684)          (3,539)
                                               ----------    ---------    ----------      -------------    -------------

 Net transfers among funds                         69,854       36,271         2,294           (224,664)          29,195
 Transfers from predecessor trusts                     31           55                              197                1
 Participants' loans                               (3,301)      (6,554)         (334)            (9,477)            (347)
 Participants' loan repayments                      2,778        5,282           236              7,621              376
                                               ----------    ---------    ----------      -------------    -------------

           Net additions (deductions)             127,567      (54,547)       (1,679)           (20,643)          33,199

 PLAN EQUITY:
       Beginning of year                          308,747      736,379        31,705            985,144           23,219
                                               ----------    ---------    ----------      -------------    -------------
       End of year                             $  436,314    $ 681,832    $   30,026      $     964,501    $      56,418
                                               ==========    =========    ==========      =============    =============








































                                                               Growth     Participants'
                                                 Balanced      Equity         Loan
                                                   Fund         Fund         Account        Total
                                               ----------    --------     -------------   ----------
 ADDITIONS:
       Employer contributions                  $      802    $  1,958                     $   30,510
       Employee contributions                       2,573       6,318                         81,323
       Allocated share of Trust
         investment activities:
           Interest income                                                $       2,598       46,674
           Dividend income                          3,979       7,584                         51,466
           Net appreciation
             (depreciation) in
              fair value of investments             3,842       5,844                        284,184
                                               ----------    --------     -------------   ----------
                                                    7,821      13,428             2,598      382,324
                                               ----------    --------     -------------   ----------

           Total additions                         11,196      21,704             2,598      494,157
                                               ----------    --------     -------------   ----------
 DEDUCTIONS:
       Distributions and
         withdrawals                               (5,212)    (10,293)           (3,930)    (301,298)
       General and administrative
         expenses                                     (51)       (132)                        (2,596)
                                               ----------    --------     -------------   ----------

           Total deductions                        (5,263)    (10,425)           (3,930)    (303,894)
                                               ----------    --------     -------------   ----------

 Net transfers among funds                         41,670      45,380                            -
 Transfers from predecessor trusts                      1          15                            300
 Participants' loans                                 (418)       (899)           21,330          -
 Participants' loan repayments                        348         858           (17,499)         -
                                               ----------    --------     -------------   ----------

           Net additions (deductions)              47,534      56,633             2,499      190,563

 PLAN EQUITY:
       Beginning of year                           29,663      65,598            34,880    2,215,335
                                               ----------    --------     -------------   ----------
       End of year                             $   77,197    $122,231     $      37,379   $2,405,898
                                               ==========    ========     =============   ==========


  The accompanying notes are an integral part of these financial statements.

                            KRAFT FOODS THRIFT PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                     for the year ended December 31, 1995
                           (in thousands of dollars)
                                 ------------

                                              Equity      Interest     Government                      International
                                               Index       Income      Securities      Philip Morris       Equity
                                               Fund         Fund          Fund          Stock Fund          Fund
                                              --------    ----------   ----------      -------------   -------------
ADDITIONS:
  Employer contributions                      $  5,570    $    9,763   $      686      $      17,786   $         267
  Employee contributions                        18,505        29,341        2,035             37,810             866
  Allocated share of Trust
    investment activities:
      Interest income                               50        50,129        1,247                982
      Dividend income                                                                         41,723
      Net appreciation
        (depreciation) in
         fair value of investments              84,313                        880            381,302           1,204
                                              --------    ----------   ----------      -------------   -------------
                                                84,363        50,129        2,127            424,007           1,204
                                              --------    ----------   ----------      -------------   -------------

      Total additions                          108,438        89,233        4,848            479,603           2,337
                                              --------    ----------   ----------      -------------   -------------

DEDUCTIONS:
  Distributions and
    withdrawals                                (31,923)     (118,533)      (3,719)           (73,643)           (972)
  General and administrative
    expenses                                      (395)       (1,243)         (35)            (1,231)            (15)
                                              --------    ----------   ----------      -------------   -------------

      Total deductions                         (32,318)     (119,776)      (3,754)           (74,874)           (987)
                                              --------    ----------   ----------      -------------   -------------

Net transfers among funds                       13,773        (1,694)      15,241           (139,162)         21,903
Net transfers between plans                        126           354           42              1,342
Participants' loans                             (2,996)       (8,858)        (288)           (10,038)           (159)
Participants' loan repayments                    2,674         6,685          241              7,941             125
                                              --------    ----------   ----------      -------------   -------------

      Net additions (deductions)                89,697       (34,056)      16,330            264,812          23,219


PLAN EQUITY:
  Beginning of year                            219,050       770,435       15,375            720,332             -
                                              --------    ----------   ----------      -------------   -------------
  End of year                                 $308,747    $  736,379   $   31,705      $     985,144   $      23,219
                                              ========    ==========   ==========      =============   =============








































                                                                 Growth    Participants'
                                                   Balanced      Equity        Loan
                                                     Fund        Fund        Account           Total
                                                  ---------   ----------   -------------    ----------
ADDITIONS:
   Employer contributions                         $     233   $      602                    $   34,907
   Employee contributions                               786        1,966                        91,309
   Allocated share of Trust
     investment activities:
       Interest income                                                 1   $       2,391        54,800
       Dividend income                                1,237        3,579                        46,539
       Net appreciation
         (depreciation) in
          fair value of investments                     841         (501)                      468,039
                                                  ---------   ----------   -------------    ----------
                                                      2,078        3,079           2,391       569,378
                                                  ---------   ----------   -------------    ----------

       Total additions                                3,097        5,647           2,391       695,594
                                                  ---------   ----------   -------------    ----------

DEDUCTIONS:
   Distributions and
     withdrawals                                     (1,073)      (2,311)         (9,588)     (241,762)
   General and administrative
     expenses                                            (5)         (11)                       (2,935)
                                                  ---------   ----------   -------------    ----------

       Total deductions                              (1,078)      (2,322)         (9,588)     (244,697)
                                                  ---------   ----------   -------------    ----------

Net transfers among funds                            27,637       62,302                           -
Net transfers between plans                                                                      1,864
Participants' loans                                    (114)        (297)         22,750           -
Participants' loan repayments                           121          268         (18,055)          -
                                                  ---------   ----------   -------------    ----------

       Net additions (deductions)                    29,663       65,598          (2,502)      452,761


 PLAN EQUITY:
   Beginning of year                                    -            -            37,382     1,762,574
                                                  ---------   ----------   -------------    ----------
   End of year                                    $  29,663   $   65,598   $      34,880    $2,215,335
                                                  =========   ==========   =============    ==========


  The accompanying notes are an integral part of these financial statements.

                            KRAFT FOODS THRIFT PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                     for the year ended December 31, 1994
                           (in thousands of dollars)

                                   ---------

                                                                                           Freihofer
                                                                                           Equitable
                                                  Equity      Interest      Government      Capital
                                                   Index       Income       Securities     Management     Philip Morris
                                                    Fund        Fund           Fund          Fund           Stock Fund
                                                 ---------   -----------   -------------   -----------    -------------
 ADDITIONS:
   Employer contributions                        $   5,807   $    12,080    $        613                  $      20,134
   Employee contributions                           20,249        33,870           1,971                         41,845
   Allocated share of Trust
    investment activities:
      Interest income                                   15        46,123             532                            216
      Dividend income                                                                                            35,624
      Net appreciation
       (depreciation) in
       fair value of investments                     3,490                          (124)                        20,682
                                                 ---------   -----------    ------------                  -------------
                                                     3,505        46,123             408                         56,522
                                                 ---------   -----------    ------------                  -------------

      Total additions                               29,561        92,073           2,992                        118,501
                                                 ---------   -----------    ------------                  -------------

 DEDUCTIONS:
   Distributions and
    withdrawals                                    (14,735)      (64,190)           (982)                       (44,779)
   General and administrative
    expenses                                          (199)         (721)            (18)                          (525)
                                                 ---------   -----------    ------------                  -------------

      Total deductions                             (14,934)      (64,911)         (1,000)                       (45,304)
                                                 ---------   -----------    ------------                  -------------

 Net transfers among funds                          17,811        27,504           2,143   $   (12,738)         (34,720)
 Transfers from predecessor trusts                   5,346        58,431             246        12,738           34,951
 Participants' loans                                (2,598)       (7,251)           (140)                        (6,751)
 Participants' loan repayments                       2,688         7,003             185                          7,646
                                                 ---------   -----------    ------------   -----------    -------------

      Net additions                                 37,874       112,849           4,426           -             74,323


 PLAN EQUITY:
   Beginning of year                               181,176       657,586          10,949                        646,009
                                                 ---------   -----------    ------------   -----------    -------------
   End of year                                   $ 219,050   $   770,435    $     15,375   $       -      $     720,332
                                                 =========   ===========    ============   ===========    =============









































                                                   Participants'
                                                       Loan
                                                      Account           Total
                                                  --------------   -------------
 ADDITIONS:
   Employer contributions                                          $      38,634
   Employee contributions                                                 97,935
   Allocated share of Trust
    investment activities:
     Interest income                              $        2,306          49,192
     Dividend income                                                      35,624
     Net appreciation
      (depreciation) in
      fair value of investments                                           24,048
                                                  --------------   -------------
                                                           2,306         108,864
                                                  --------------   -------------

     Total additions                                       2,306         245,433
                                                  --------------   -------------

 DEDUCTIONS:
   Distributions and
    withdrawals                                           (2,636)       (127,322)
   General and administrative
    expenses                                                              (1,463)
                                                  --------------   -------------

     Total deductions                                     (2,636)       (128,785)
                                                  --------------   -------------
 Net transfers among funds                                                   -
 Transfers from predecessor trusts                         1,244         112,956
 Participants' loans                                      16,740             -
 Participants' loan repayments                           (17,522)            -
                                                  --------------   -------------

     Net additions                                           132         229,604

 PLAN EQUITY:
   Beginning of year                                      37,250       1,532,970
                                                  --------------   -------------
   End of year                                    $       37,382   $   1,762,574
                                                  ==============   =============


 The accompanying notes are an integral part of these financial statements.

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS

1. General Description of the Plan:

   The Kraft Foods Thrift Plan (formerly known as the Kraft General Foods Thrift Plan and hereinafter referred to as the "Plan") is a defined contribution plan designed to encourage employees to save for retirement by providing eligible employees with an opportunity to invest a portion of their compensation and to share in the profits of Kraft Foods, Inc. (formerly known as Kraft General Foods, Inc. and hereinafter referred to as "Kraft Foods") by making such contribution. Kraft Foods is a subsidiary of Philip Morris Companies Inc. (the "Company").

   Salaried and certain hourly employees of Kraft Foods and certain of its domestic subsidiaries (the "Kraft Foods Companies") who are not represented by a collective bargaining unit, are eligible to participate in the Plan, provided they meet eligibility requirements. After completing one year of service, eligible employees generally may make tax-deferred and after-tax contributions. Matching contributions by Kraft Foods (the "Kraft Foods Matching Contributions") are contributed to the Plan in accordance with the formula described in Note 3. The provisions of the Plan are detailed in the official Plan document which legally governs the operation of the Plan.

   The administration of the Plan has generally been delegated to the Management Committee for Employee Benefits of Kraft Foods (the "Committee") comprised of employees of Kraft Foods. The Committee has appointed the Administrative Committee to handle certain Plan administration matters. The Corporate Employee Plans Investment Committee of Philip Morris Companies Inc. (the "Investment Committee") is responsible for the selection of the investment options in which participants elect to invest their assets in the Plan and monitors the performance of these investment options. The Committee and the Investment Committee are hereinafter collectively referred to as the "Fiduciaries".

   Assets of the Plan are co-invested with the assets of other plans sponsored by Kraft Foods in a commingled investment fund known as the Kraft Foods Master Defined Contribution Trust (hereinafter referred to as the "Trust") for which Bankers Trust Company (the "Trustee") serves as the trustee (see
   Note 7).

   Prior to April 1, 1995, participants had the option of investing their Plan Accounts (see Note 4) in five percent increments in four funds. Effective May 15, 1995, participants have the option of investing their Plan Accounts in five percent increments in the seven funds listed below.

      EQUITY INDEX FUND (formerly the EQUITY FUND) - This fund is invested primarily in an index fund of stocks on a weighted average basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks ("S&P 500").

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

      INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by the Trustee with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest. The assets of the Interest Income Fund are also invested in pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the United States Government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates from original cost, but not in the event of a default of any security in the pool.

      GOVERNMENT SECURITIES FUND - This fund includes primarily direct obligations of the U.S. Government or its agencies, obligations guaranteed by the U.S. Government or its agencies, and fully insured bank deposits. The average maturity of the U.S. Government securities in the Government Securities Fund is approximately five years. Prior to May 15, 1995, the average maturity of the securities in the fund was two years.

      PHILIP MORRIS STOCK FUND - This fund is invested in the common stock of the Company (the "Common Stock") and short-term temporary investments.

      INTERNATIONAL EQUITY FUND - This fund is invested primarily in common stocks of the foreign companies that make up the Europe, Australia, and Far East (EAFE) index. The approximate allocation of stocks in the fund is 62 percent in Europe, three percent in Australia, and 35 percent in the Far East (including 26 percent in Japan).

      BALANCED FUND - This fund is invested primarily in a diversified mix of domestic and foreign stocks, investment grade bonds, international bonds, and investment grade money market funds. In general, the assets of the Balanced Fund may be invested according to the following mix: 40 percent to 70 percent in stocks, 20 percent to 55 percent in bonds, and zero percent to 25 percent in money market instruments.

      GROWTH EQUITY FUND - This fund is invested primarily in stocks of domestic and foreign companies considered to have better-than-average prospects for long term growth and with a history of, or commitment to, regular dividend payments.

   None of the foregoing funds guarantees a return to the participant. Prior to June 2, 1994, participants could change their investment elections effective the first day of the calendar quarter. From June 6, 1994 to March 31, 1995, participants could change their investment elections effective the first day of each month. Effective May 15, 1995, participants can change their investment elections daily.

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   Each participant may vote all the shares of Common Stock held in his or her Plan Accounts and invested in the Philip Morris Stock Fund. The Trustee will vote full and fractional shares of the Common Stock in accordance with each individual participant's instruction. The Trustee votes those shares of Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

   At December 31, 1996 and 1995, there were 29,796 and 32,277 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

                                                  December 31,
                                               -----------------
                                                1996       1995
                                               ------     ------
       Equity Index Fund                       16,116     15,897
       Interest Income Fund                    18,847     21,329
       Government Securities Fund               3,339      3,756
       Philip Morris Stock Fund                21,299     23,453
       International Equity Fund                4,309      3,047
       Balanced Fund                            4,315      2,790
       Growth Equity Fund                       6,876      4,915

   Each participant is at all times fully vested in the balance of his or her After-Tax Contributions, Tax-Deferred Contributions, QVEC and Rollover Accounts (see Note 4). A participant shall be fully vested in the balance in his or her Company Match Account upon attainment of age 65, permanent and total disability, or death while employed by Kraft Foods or any affiliate. A participant who is employed by Kraft Foods or any affiliate shall be fully vested in his or her Company Match Account based on the number of years of vesting service determined in accordance with the following schedule:

                                                 Vested
             Years of Service                  Percentage
             -------------------               -----------
             Less than 2                            0%
             2 but less than 3                     25%
             3 but less than 4                     50%
             4 but less than 5                     75%
             5 or more                            100%

   Participants who were participants in certain predecessor plans whose assets were transferred to the Plan and who were hired prior to January 1, 1991 become 100 percent vested in amounts contributed to their Company Match Account upon attaining age 55 if still employed by Kraft Foods or any affiliate.

   Forfeitures:

      Kraft Foods Matching Contributions forfeited by terminated participants are used to reduce future Kraft Foods Matching Contributions to the Plan.

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   2. Summary of Significant Accounting Policies:

      Valuation of Trust Investments:

       Investments in common trust funds of the General Employee Benefit Common Trust of Bankers Trust Company ("GEBT") are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective GEBT common trust funds.

       Investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments held in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by employer-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The fair value of the investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments at December 31, 1996 and 1995 was $712,948,000 and $725,034,000, respectively. The average yield and crediting interest rate of the Interest Income Fund was approximately seven percent for 1996 and 1995. The crediting interest rate for the pools of mortgaged-backed and asset-backed securities and other investments is reset periodically by the issuer based on the relationship between the contract value and the fair value of the underlying securities, but cannot be less than zero. The crediting interest rate for the investment contracts is either agreed-to in advance with the issuer or varies based on an agreed-to formula, but cannot be less than zero.

       Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. However, if trading in Common Stock has been suspended on the New York Stock Exchange and not resumed before the end of any trading day, the Trustee will use the composite price listed in The Wall Street Journal on the next business day. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices.

       Short-term temporary investments are generally carried at cost, which approximates fair value.

      Investment Transactions and Investment Income of the Trust:

       Investment transactions are accounted for on the dates purchases or sales are executed.

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

       Realized gains and losses are computed on the basis of average cost of investments sold. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

       In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end (see Note 8).

   3. Contributions:

      No contribution is required from any eligible employee under the Plan. Eligible employees may make contributions on a tax-deferred basis, an after-tax basis, or in a combination of the two. Basic Contributions are those made on an after-tax basis and that are not in excess of six percent of each compensation payment to the participant. Tax-Deferred Basic Contributions are those made on a tax-deferred basis and that are not in excess of six percent of each compensation payment to the participant. Basic Contributions and Tax-Deferred Basic Contributions may not, in the aggregate, exceed six percent of each compensation payment. Contributions in excess of six percent of each compensation payment to the participant and up to 16 percent of each compensation payment are referred to as Supplemental Contributions if made on an after-tax basis and Tax-Deferred Supplemental Contributions if made on a tax-deferred basis. The percentage of compensation available for both tax-deferred and after-tax contributions may not exceed 16 percent of a participant's compensation. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the "Code"). The Code also imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. For 1996, each participant's tax-deferred contributions was limited to $9,500; for 1997, each participant's tax-deferred contributions will be limited to $9,500.

      Each year, Kraft Foods Matching Contributions are based on the amount of each participant's Basic Contributions and Tax-Deferred Basic Contributions to the Plan. Currently, the Kraft Foods Matching Contributions percentage for the following Plan year is announced before the end of the preceding year. Kraft Foods Matching Contributions were 57 percent of participants' Basic Contributions and Tax-Deferred Basic Contributions for 1996, 1995 and 1994. However, due to limitations under the Code, certain amounts for highly compensated employees are not contributed to the Trust but are instead recorded as liabilities of the applicable Kraft Foods Company.

      Participants' contributions are recorded in the period in which they are withheld by the Kraft Foods Companies. Kraft Foods Matching Contributions for the year are accrued by the Plan based upon the amount to be funded each year in accordance with the Plan's formula noted above.

      Kraft Foods Matching Contributions are discretionary. While Kraft Foods has not expressed any intent to discontinue making Kraft Foods Matching Contributions, it is free to do so at

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   any time. Kraft Foods Matching Contributions and participant contributions are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

   The Plan provides, in the event of a Change of Control (as defined in the Plan) of the Company, for Kraft Foods Matching Contributions for the year in which the Change of Control occurs and for two years thereafter (the "Control Period") equal to the greater of (a) the average of Kraft Foods Matching Contributions as a percentage of Basic Contributions and Tax-Deferred Basic Contributions that were contributed to the Plan for the two years prior to the year in which the Change of Control occurs, or (b) 75 percent of each participant's Basic Contributions and Tax-Deferred Basic Contributions for each year during the Control Period.

4. Valuation of Participant Accounts:

   The Committee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust:


        Account                                Source
        -------                                ------
        Company Match Account                  Kraft Foods Matching Contributions

        Tax-Deferred Contributions Account     Tax-Deferred Basic and Supplemental Contributions

        After-Tax Contributions Account        Basic and Supplemental Contributions

        Rollover Account                       Amounts transferred (directly or indirectly)
                                               from another plan qualified under Section
                                               401(a) of the Code

        QVEC Account                           Qualified voluntary employee contributions
                                               made prior to January 1, 1987

        Loan Account                           Outstanding loans obtained from the Plan

   At the end of each month (effective May 15, 1995, each business day), the Trustee determines the current fair value of each of the investment funds in the Trust described in Note 1. The fair value of each participant's share in the Trust is determined with respect to their Company Match Account, Tax-Deferred Contributions Account, After-Tax Contributions Account, Rollover Account and QVEC Account on the basis of their proportionate share in each investment fund.

5. Withdrawals and Distributions:

   Participants may make withdrawals against their Company Match, Tax-Deferred Contributions, After-Tax Contributions and Rollover Accounts under limited circumstances in accordance with the provisions outlined in the Plan.

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Accounts. Normally, distributions are made within two weeks after a distribution request is made.

   In the event the Plan is terminated, distributions will be made in accordance with the current value of participants' Accounts under the direction of the Committee and in accordance with the Code.

6. Participants' Loans:

   The loan program permits participants to borrow from their Tax-Deferred Contributions, After-Tax Contributions and Rollover Accounts in accordance with the provisions outlined in the Plan.

   A participant's Loan Account equals the principal amount of his or her loans outstanding. The principal amount of loan repayments reduce the Loan Account and are added back to the participant's Accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the funds according to the participant's current investment authorization.

   Participants' loans are carried at the original principal amount less principal repayments. Participants' loan repayments receivable represent amounts withheld by the Kraft Foods Companies from participants' compensation and not yet remitted to the Plan. Amounts to be disbursed under employee loan agreements are recorded as undistributed participants' loans as of the loan agreement date.

7. Investments Held by the Trust:

   The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's approximate allocated share of the Trust and its approximate allocated share of the net assets of each fund in the Trust at December 31, 1996 and 1995, were:

                                              1996                1995
                                              -----               -----
   Trust                                        92%                 93%

   Equity Index Fund                            99%                 99%
   Interest Income Fund                         91%                 93%
   Government Securities Fund                  100%                100%
   Philip Morris Stock Fund                     89%                 90%
   International Equity Fund                   100%                100%
   Balanced Fund                               100%                100%
   Growth Equity Fund                          100%                100%
   Participants' Loan Account                  100%                100%

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

The Plan's approximate allocated share of the Trust's investment activities for the years ended December 31, 1996, 1995 and 1994, was 91 percent, 92 percent and 89 percent, respectively.

Most payments to third parties for expenses in connection with the administration of the Plan are borne by the Trust. The following expenses are paid from the Plan's assets: investment management fees, brokerage commissions, trustee's fees, audit fees, recordkeeping fees and legal fees. For 1996 and 1995, the approximate amount of such expenses, expressed as a percentage of the average net assets of each fund under the Plan, are as follows:


                                               1996              1995
                                              -----             -----
   Equity Index Fund                          0.11%             0.15%
   Interest Income Fund                       0.13%             0.16%
   Government Securities Fund                 0.19%             0.15%
   Philip Morris Stock Fund                   0.10%             0.14%
   International Equity Fund                  0.20%             0.06%
   Balanced Fund                              0.10%             0.02%
   Growth Equity Fund                         0.14%             0.02%

Investments that represented five percent or more of total Trust assets as of December 31, 1996 and 1995, were:


                                             1996                1995
                                             ----                ----
   Philip Morris Stock Fund
        Common Stock                      $1,055,822          $1,071,626
   Equity Index Fund
        GEBT Equity Index Fund              $442,151            $312,179

The GEBT Equity Index Fund currently includes Common Stock.

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

   At December 31, 1996 and 1995, the financial position of the Trust was:

                                                         1996                      1995
                                                       --------                  --------
Assets:
 Investments at fair value:
  Equity Index Fund:
   GEBT Equity Index Fund
    (cost $296,077 and $230,148)                      $  442,151                $  312,179
   Short-term temporary investments
    (cost approximates fair value)                           945                     3,928
  Interest Income Fund:
   Investment contracts (at contract value)
    (cost approximates contract value)                   719,263                   729,677
   Short-term temporary investments
    (cost approximates fair value)                        31,250                    74,111
  Government Securities Fund:
   Government securities
    (cost $25,873 and $26,340)                            25,693                    27,129
   Federal Agency Obligations
    (cost $2,979)                                          2,911                         -
   Short-term temporary investments
    (cost approximates fair value)                           812                     4,060
  Government Securities Fund (GF):
   Government securities
    (cost approximates fair value)                         1,184                     1,198
   Short-term temporary investments
    (cost approximates fair value)                           110                        59
  Philip Morris Stock Fund:
   Common stock
    (cost $439,309 and $478,175)                       1,055,822                 1,071,626
   Short-term temporary investments
    (cost approximates fair value)                        28,613                    26,940
  International Equity Fund:
   International Equity Fund
    (cost $52,300 and $21,536)                            56,401                    22,713
   Short-term temporary investments
    (cost approximates fair value)                           114                       216
  Balanced Fund:
   Balanced Fund
    (cost $72,891 and $28,863)                            77,163                    29,655
   Short-term temporary investments
    (cost approximates fair value)                           189                       152
  Growth Equity Fund:
   Growth Equity Fund
    (cost $117,557 and $66,204)                          122,194                    65,591
   Short-term temporary investments
    (cost approximates fair value)                           312                       465
 Other investments:
  Participants' Loan Account:
   Loans to participants                                  37,375                    34,968
                                                      ----------                ----------
   Total investments                                   2,602,502                 2,404,667
 Receivables:
  Interest income                                          1,063                     1,052
  Dividend income                                         11,308                    11,926
  Other receivables                                        2,980                         -
                                                      ----------                ----------
   Total assets                                        2,617,853                 2,417,645
Liabilities:
  Other payables                                           1,264                     1,240
                                                      ----------                ----------
   Net assets                                         $2,616,589                $2,416,405
                                                      ==========                ==========

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)


The changes in the Trust net assets for the years ended December 31, 1996, 1995 and 1994, were:



                                         1996         1995         1994
                                      ----------   ----------   ----------
Additions:
  Employer contributions              $   35,823   $   42,957   $   45,559
  Employee contributions                  94,665      104,014      112,998

Transfers from predecessor trusts            300         (448)      54,833

Investment activities:
  Interest                                47,971       55,956       53,007
  Dividends                               56,586       51,225       40,029
  Interest on participant loans            2,598        2,394        2,304
                                      ----------   ----------   ----------
                                         107,155      109,575       95,340
  Net appreciation
   in fair value of investments          313,941      512,078       26,296
                                      ----------   ----------   ----------
    Net investment activities            421,096      621,653      121,636

Deductions:
  Distributions and withdrawals         (348,908)    (258,160)    (150,932)
  General and administrative
   expenses                               (2,792)      (3,133)      (1,628)
                                      ----------   ----------   ----------

Increase in Trust net assets             200,184      506,883      182,466

Net assets:
  Beginning of year                    2,416,405    1,909,522    1,727,056
                                      ----------   ----------   ----------
  End of year                         $2,616,589   $2,416,405   $1,909,522
                                      ==========   ==========   ==========


The transfers from the predecessor trusts for the year ended December 31, 1994, includes the transfer of assets to the Trust of the assets of the former Entenmann's Plan in the amount of $52,343.

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)




8. Net Appreciation (Depreciation) in Fair Value of Trust Investments:

   The realized gains and losses on disposals and changes in unrealized appreciation or depreciation of investments in the Trust for the years ended December 31, 1996, 1995, and 1994 were:

                                                                                                          Freihofer
                                                                                                          Equitable
                                         Equity          Government      Government                        Capital
                                          Index          Securities      Securities       Philip Morris   Management
                                          Fund              Fund           Fund (GF)       Stock Fund       Fund
                                       ---------          --------       ----------        ----------     ---------
 1996
 ----
 Realized gains (losses):
     Proceeds                           $ 51,031           $ 9,262           $1,436          $373,172
     Cost                                 37,037             9,271            1,436           172,650
                                        --------           -------           ------          --------       -------
       Net realized gains
          (losses)                        13,994                (9)             -             200,522
                                        --------           -------           ------          --------       -------

 Unrealized appreciation
     (depreciation):
     Beginning of year                    82,031               789                            593,451
     End of year                         146,074              (248)                           616,513
                                        --------           -------           ------          --------       -------
       Increase (decrease)                64,043            (1,037)             -              23,062
                                        --------           -------           ------          --------       -------

 Net appreciation
     (depreciation) in fair
      value of investments              $ 78,037           $(1,046)          $  -            $223,584
                                        ========           =======           ======          ========       =======

 1995
 ----
 Realized gains:
     Proceeds                           $ 44,833           $16,505           $1,431          $173,058       $12,642
     Cost                                 37,484            16,505            1,431            94,527         6,063
                                        --------           -------           ------          --------       -------
       Net realized gains                  7,349               -                -              78,531         6,579
                                        --------           -------           ------          --------       -------

 Unrealized appreciation
     (depreciation):
     Beginning of year                     3,838              (109)                           231,434         6,636
     Transfer from Entenmann's                                                                 16,383
     End of year                          82,031               789                            593,451
                                        --------           -------           ------          --------       -------
       Increase (decrease)                78,193               898              -             345,634        (6,636)
                                        --------           -------           ------          --------       -------

 Net appreciation
     (depreciation) in fair
      value of investments              $ 85,542           $   898           $  -            $424,165       $   (57)
                                        ========           =======           ======          ========       =======

 1994
 ----
 Realized gains (losses):
     Proceeds                           $194,914           $ 3,955           $1,860          $ 44,214       $ 1,455
     Cost                                135,224             3,969            1,867            31,833           659
                                        --------           -------           ------          --------       -------
       Net realized gains
          (losses)                        59,690               (14)              (7)           12,381           796
                                        --------           -------           ------          --------       -------


 Unrealized appreciation
     (depreciation):
     Beginning of year                    59,995                 1               (5)          220,615         7,743
     End of year                           3,838              (109)                           231,434         6,636
                                        --------           -------           ------          --------       -------
       (Decrease) increase               (56,157)             (110)               5            10,819        (1,107)
                                        --------           -------           ------          --------       -------

 Net appreciation
     (depreciation) in fair
      value of investments              $  3,533           $  (124)          $   (2)         $ 23,200       $  (311)
                                        ========           =======           ======          ========       =======




                                            International           Growth
                                               Equity     Balanced  Equity
                                                Fund        Fund     Fund           Total
                                            ------------- -------- ---------      ----------
 1996
 ----
 Realized gains (losses):
     Proceeds                                   $15,309     $9,120   $25,847        $485,177
     Cost                                        14,552      8,758    25,254         268,958
                                                -------     ------   -------        --------
       Net realized gains
          (losses)                                  757        362       593         216,219
                                                -------     ------   -------        --------

 Unrealized appreciation
     (depreciation):
     Beginning of year                            1,177        792      (613)        677,627
     End of year                                  4,101      4,272     4,637         775,349
                                                -------     ------   -------        --------
       Increase (decrease)                        2,924      3,480     5,250          97,722
                                                -------     ------   -------        --------

 Net appreciation
     (depreciation) in fair
      value of investments                      $ 3,681     $3,842   $ 5,843        $313,941
                                                =======     ======   =======        ========

 1995
 ----
 Realized gains:
     Proceeds                                   $ 2,036     $1,859   $ 2,514        $254,878
     Cost                                         2,012      1,813     2,410         162,245
                                                -------     ------   -------        --------
       Net realized gains                            24         46       104          92,633
                                                -------     ------   -------        --------

 Unrealized appreciation
     (depreciation):
     Beginning of year                                                               241,799
     Transfer from Entenmann's                                                        16,383
     End of year                                  1,177        792      (613)        677,627
                                                -------     ------   -------        --------
       Increase (decrease)                        1,177        792      (613)        419,445
                                                -------     ------   -------        --------

 Net appreciation
     (depreciation) in fair
      value of investments                      $ 1,201     $  838   $  (509)       $512,078
                                                =======     ======   =======        ========

 1994
 ----
 Realized gains (losses):
     Proceeds                                                                       $246,398
     Cost                                                                            173,552
                                                -------     ------   -------        --------
       Net realized gains
          (losses)                                                                    72,846
                                                -------     ------   -------        --------


 Unrealized appreciation
     (depreciation):
     Beginning of year                                                               288,349
     End of year                                                                     241,799
                                                -------     ------   -------        --------
       (Decrease) increase                                                           (46,550)
                                                -------     ------   -------        --------

 Net appreciation
     (depreciation) in fair
      value of investments                                                          $ 26,296
                                                =======     ======   =======        ========

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                (in thousands of dollars, except per unit data)
                                  (continued)


9. Participation Units

   The number of employee participation units and the net asset value per unit for the funds at December 31, 1996 and 1995, were:

                                     Equity     Interest     Government                   International
                                     Index       Income      Securities   Philip Morris       Equity
                                      Fund        Fund          Fund       Stock Fund          Fund
                                    --------   -----------  -----------   -------------   -------------
1996: Net Assets                    $436,314      $681,832     $ 30,026        $964,501       $ 56,418
      Number of
         participation units          28,345       613,255        2,679          56,704          4,832
      Net asset value
         per unit                   $15.3930      $ 1.1118     $11.2079        $17.0094       $11.6759

1995:
      Net Assets                    $308,747      $736,379     $ 31,705        $985,144       $ 23,219
      Number of
         participation units          24,648       702,160        2,931          71,904          2,155
      Net asset value
         per unit                   $12.5262      $ 1.0487     $10.8171        $13.7008       $10.7745


                                                 Growth     Participants'
                                    Balanced     Equity         Loan
                                      Fund        Fund         Account          Total
                                    --------    ---------   -------------   -------------
1996: Net Assets                    $ 77,197      $122,231        $37,379      $2,405,898
      Number of
         participation units           5,953         9,353
      Net asset value
         per unit                   $12.9677      $13.0686

1995:
      Net Assets                    $ 29,663      $ 65,598        $34,880      $2,215,335
      Number of
         participation units           2,657         5,782
      Net asset value
         per unit                   $11.1641      $11.3452

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (concluded)

10. Tax Status:

    The U.S. Treasury Department has determined that the Plan, as amended and in effect as of July 1, 1994, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Fiduciaries believe that the Plan continues to be administered in accordance with the applicable provisions of the Code.

    Therefore, participants will not be subject to income tax on Kraft Foods Matching Contributions, tax-deferred contributions made on their behalf by Kraft Foods or with respect to rollover contributions when made to the Trust, nor on earnings credited to their Accounts until withdrawn or distributed.

11. Transferred Plan Participants and Net Assets and Terminated Plans:

    During 1996, Kraft Foods disposed of several of its operating companies and subsidiaries, including Rondele Foods, Lenders Bagel Bakery, and Louis Rich/West Liberty. In each case, except for West Liberty, affected employees were given the option of (1) directly transferring the balance in their Accounts under the Plan to the defined contribution plan maintained by the buyer of the operating company or subsidiary, (2) taking a lump sum distribution of the balance in their Accounts at any time before December 31, 1998, or (3) retaining the balance in their Accounts in the Plan and receiving distribution upon retirement or other termination of employment with the buyer or upon the occurrence of any other event permitting distribution of the balance of the Accounts under the Plan. In the case of West Liberty, affected employees were only permitted distribution in accordance with option (3) described in the preceding sentence.

    During 1995, Kraft Foods disposed of several of its operating companies and subsidiaries, including Kraft Foodservice, Inc., Entenmann's, Inc. and the Charles C. Freihofer Baking Company. In each instance, affected employees were given the option of directly transferring the balance in their Accounts under the Plan to the defined contribution plan maintained by the buyer of the operating company or subsidiary or to retain the balance in their Accounts in the Plan and to receive distribution upon retirement or other termination of employment with the buyer or upon the occurrence of any other event permitting distribution of the balance of the Accounts under the Plan.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Committee for Employee Benefits of Kraft Foods, Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                        KRAFT FOODS THRIFT PLAN
                                             (Name of Plan)



                                        By      /s/ TERRY M. FAULK
                                          ---------------------------------
                                           Terry M. Faulk, Chairman,
                                          Management Committee for Employee
                                           Benefits of Kraft Foods, Inc.


Date:  March 28, 1997

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996

            Column A                                             Column B          Column C         Column D
            --------                                             --------          --------         --------
                                                                Face Amount          Cost
                                                                 or Number         Basis of
 Name of Issuer and Title of Issue                            of Shares/Units     Investments      Fair Value
 ---------------------------------                            ---------------     -----------      ----------
 EQUITY INDEX FUND  --  17.03%

 GEBT Equity Index Fund  --  16.99%                                   259,974     $296,077,339    $442,150,965

 Short-Term Investments  --  0.04%

 GEBT Short-Term Investment Fund                                      944,612          944,612         944,612
                                                                                  ------------    ------------

         Total Equity Index Fund                                                   297,021,951     443,095,577
                                                                                  ------------    ------------
 INTEREST INCOME FUND  --  28.84%

 Investment Contracts  --  27.64%
 (The amounts included in Column D for the
 investment contracts represent contract value,
 see Note 2.)

 Participation Contracts with Institutions  --  17.22%

 Connecticut General Ins.
    No. 7771         4.55%
    matures          1/1/1997                                      11,761,408       11,761,408      11,761,408
 J P Morgan
    No. 95-03        8.10%
    matures          1/25/1997                                     25,877,500       25,877,500      25,877,500
 Hartford Life Ins. Co.
    No. 9108         8.74%
    matures          5/1/1997                                      32,378,796       32,378,796      32,378,796
 Confederation Life Ins.
    No. 62325        0.00%
    matures          5/1997                                        21,109,885       21,109,885      21,109,885
 Provident Mutual
    No. 008159-001   8.55%
    matures          3/1/1998                                       1,004,095        1,004,095       1,004,095
 Mass Mutual
    No. 10223        8.25%
    matures          4/30/1998                                     11,913,686       11,913,686      11,913,686
 Provident National Assurance
    No. 02705689     6.96%
    matures          7/31/1998                                     23,799,860       23,799,860      23,799,860
 Connecticut General Life Ins.
    No. 25119        8.81%
    matures          8/1/1998                                      21,756,995       21,756,995      21,756,995
 Hartford Life Ins. Co.
    No. 10225        5.68%
    matures          1/31/1999                                     20,052,910       20,052,910      20,052,910
 Allstate Life Insurance Company
    No. 5428         6.15%
    matures          4/30/1999                                     36,609,754       36,609,754      36,609,754

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996


                     Column A                                      Column B               Column C           Column D
                     --------                                      --------               --------           --------
                                                                  Face Amount               Cost
                                                                   or Number              Basis of
Name of Issuer and Title of Issue                              of Shares/Units          Investments         Fair Value
---------------------------------                              ---------------          -----------         ----------

Participation Contracts with Institutions (continued)

Allstate Life Ins. Co.
 No. 5581             7.23%
 matures              5/20/1999                                      1,943,201      $     1,943,201    $     1,943,201
CNA Insurance Co.
 No. 24023            6.61%
 matures              6/29/2001                                     20,017,544           20,017,544         20,017,544
Sun America Life
 No. 4696             6.67%
 matures              12/31/2001                                    20,017,698           20,017,698         20,017,698
Mass Mutual
 No. 1040             6.21%                                         32,695,251           32,695,251         32,695,251
Prudential
 No. 7269             6.16%                                         70,734,000           70,734,000         70,734,000
New York Life
 No. 20013            6.39%                                         31,985,090           31,985,090         31,985,090
John Hancock
 No. 6436             5.82%                                         64,373,330           64,373,330         64,373,330
                                                                                    ---------------    ---------------

         Total Contracts                                                                448,031,003        448,031,003
                                                                                    ---------------    ---------------
Financial Institution Pools  --  10.42%

National Westminster Bank
 No. SAM 0104B   4.28%
  GEBT Short-Term Investment Fund                                                           668,903            668,903
  Confederation Life Insurance GAC No. 62381
   matured          11/30/1995         8.61%                                              8,108,070          8,108,070
  Federal National Mortgage Association Remic
   matures          6/25/2005          6.25%                                              2,367,771          2,367,771
  Federal National Mortgage Association Remic
   matures          8/25/2005          6.00%                                                514,937            514,937
  Federal National Mortgage Association Remic
   matures          8/25/2012          5.60%                                              1,576,665          1,576,665
  Federal National Mortgage Association Remic
   matures          8/25/2013          6.70%                                              4,044,382          4,044,382
  Federal National Mortgage Association Remic
   matures          9/25/2015          6.00%                                              2,353,243          2,353,243
  Federal National Mortgage Association Remic
   matures          6/25/2016          5.70%                                              4,366,089          4,366,089
  Federal National Mortgage Association Remic
   matures          7/25/2016          5.65%                                              2,341,523          2,341,523
  Federal National Mortgage Association Remic
   matures          1/25/2020          7.00%                                                854,086            854,086
  Federal National Mortgage Association Pool
   matures          7/1/2008           7.00%                                              1,041,452          1,041,452
  Federal National Mortgage Association Pool
   matures          8/1/2008           7.00%                                              1,030,303          1,030,303

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996



                    Column A                             Column B               Column C          Column D
                    --------                          ---------------         ------------        --------
                                                        Face Amount               Cost
                                                         or Number               Basis of
Name of Issuer and Title of Issue                     of Shares/Units          Investments        Fair Value
---------------------------------                     ---------------         ------------        ----------
Financial Institution Pools (continued)

 National Westminster Bank (continued)
  Federal National Mortgage Association Pool
   matures          1/1/2009            6.50%                               $         171,619   $       171,619
  Federal National Mortgage Association Pool
   matures          2/1/2009            6.50%                                         613,304           613,304
  Federal National Mortgage Association Pool
   matures          3/1/2009            6.50%                                         205,223           205,223
  Federal National Mortgage Association Pool
   matures          5/1/2009            6.50%                                       1,271,306         1,271,306
  Government National Mortgage Association Pool
   matures          12/15/2023          6.50%                                         284,287           284,287
  Government National Mortgage Association Pool
   matures          3/15/2024           6.50%                                          93,774            93,774
  Government National Mortgage Association Pool
   matures          4/15/2024           6.50%                                       1,776,787         1,776,787
  Government National Mortgage Association Pool
   matures          5/15/2024           6.50%                                       1,276,524         1,276,524
  Federal Home Loan Mtg. Corporation
   matures          8/15/2005           6.25%                                       1,184,252         1,184,252
  Federal Home Loan Mtg. Corporation
   matures          4/1/2008            7.00%                                         127,322           127,322
  Federal Home Loan Mtg. Corporation
   matures          8/15/2008           6.50%                                       1,692,931         1,692,931
  Federal Home Loan Mtg. Corporation
   matures          9/1/2008            6.50%                                          46,077            46,077
  Federal Home Loan Mtg. Corporation
   matures          12/1/2008           6.50%                                          48,731            48,731
  Federal Home Loan Mtg. Corporation
   matures          2/1/2009            6.50%                                       2,029,335         2,029,335
  Federal Home Loan Mtg. Corporation
   matures          6/1/2009            6.50%                                          88,055            88,055
  Federal Home Loan Mtg. Corporation
   matures          10/1/2010           7.00%                                         260,939           260,939
  Federal Home Loan Mtg. Corporation
   matures          2/1/2011            6.50%                                         138,688           138,688
  Federal Home Loan Mtg. Corporation
   matures          2/1/2011            7.00%                                         791,070           791,070
  Federal Home Loan Mtg. Corporation
   matures          3/1/2011            7.00%                                       1,271,320         1,271,320
  Federal Home Loan Mtg. Corporation
   matures          4/15/2011           5.00%                                       1,769,714         1,769,714
  Federal Home Loan Mtg. Corporation
   matures          12/15/2015          6.50%                                       2,887,649         2,887,649
  Federal Home Loan Mtg. Corporation
   matures          6/15/2016           7.00%                                         318,819           318,819
  Federal Home Loan Mtg. Corporation
   matures          1/15/2018           6.00%                                       4,415,122         4,415,122
                                                                            -----------------   ---------------

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996


        Column A                                            Column B         Column C          Column D
        --------                                            --------         --------          --------
                                                           Face Amount         Cost
                                                            or Number         Basis of
 Name of Issuer and Title of Issue                       of Shares/Units    Investments       Fair Value
 ---------------------------------                       ---------------    -----------       ----------
 Financial Institution Pools (continued)

 National Westminster Bank (continued)

 Total National Westminster Bank Contract                                   $52,030,272       $52,030,272
                                                                            -----------       -----------
 Trans America Life Insurance Company
   No. 76594   6.82%
     GEBT Short-Term Investment Fund                                          7,487,114         7,487,114
     U. S. Treasury Note
       matures           6/30/1998           6.25%                            1,399,192         1,399,192
     U. S. Treasury Note
       matures           9/30/1998           6.00%                            1,770,883         1,770,883
     U. S. Treasury Note
       matures           12/31/1998          5.75%                            1,801,674         1,801,674
     U. S. Treasury Note
       matures           5/15/1999           6.38%                           11,137,269        11,137,269
     U. S. Treasury Note
       matures           11/15/1999          5.88%                              916,316           916,316
     U. S. Treasury Note
       matures           6/30/2001           6.63%                            2,469,791         2,469,791
     U. S. Treasury Note
       matures           9/30/2001           6.38%                              279,189           279,189
     U. S. Treasury Note
       matures           12/31/2001          6.13%                            3,595,726         3,595,726
     U. S. Treasury Note
       matures           5/15/2006           6.88%                            1,592,869         1,592,869
     Federal National Mortgage Association Pool
       matures           11/1/2002           7.00%                               55,748            55,748
     Federal National Mortgage Association Pool
       matures           4/1/2003            7.00%                              151,031           151,031
     Federal National Mortgage Association Pool
       matures           5/1/2003            7.00%                              192,231           192,231
     Federal National Mortgage Association Pool
       matures           6/1/2003            7.00%                              342,011           342,011
     Federal National Mortgage Association Pool
       matures           4/1/2026            7.00%                              130,578           130,578
     Federal National Mortgage Association Pool
       matures           5/1/2026            7.00%                              189,143           189,143
     Federal National Mortgage Association Pool
       matures           6/1/2026            7.00%                              181,817           181,817
     Federal National Mortgage Association Pool
       matures           7/1/2026            7.00%                               10,098            10,098
     Federal National Mortgage Association Pool
       matures           8/1/2026            7.00%                               33,608            33,608
     Federal National Mortgage Association Pool
       matures           9/1/2026            7.00%                              167,014           167,014
     Federal National Mortgage Association Pool
       matures           10/1/2026           7.00%                              245,231           245,231

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996




                    Column A                                       Column B              Column C          Column D
                    --------                                    ---------------         -----------       ---------
                                                                 Face Amount               Cost
                                                                  or Number              Basis of
 Name of Issuer and Title of Issue                              of Shares/Units         Investments        Fair Value
----------------------------------                              ---------------         -----------        ----------
 Financial Institution Pools (continued)

 Trans America Life Insurance Company (continued)
   Federal National Mortgage Association Pool
    matures           12/1/2026          7.00%                                        $        959,819   $       959,819
   Federal National Mortgage Association
    matures           9/1/2021           8.00%                                               2,576,286         2,576,286
   Government National Mortgage Association
    matures           2/1/2021           9.00%                                                 612,717           612,717
   Federal Home Loan Mtg. Corporation
    matures           5/1/2007           7.50%                                               1,128,692         1,128,692
   Federal Home Loan Mtg. Corporation
    matures           7/1/2026           6.50%                                               2,376,643         2,376,643
                                                                                      ----------------   ---------------
 Total Trans America Life Insurance Company Contract                                        41,802,690        41,802,690
                                                                                      ----------------   ---------------
 Commonwealth Life Insurance Company No. ADA00199TR, 6.22%,
 Peoples Life Insurance Company No. BDA00291TR, 6.37% &
 Trans America Life Insurance Company No. 76586, 5.62%
   GEBT Short-Term Investment Fund                                                          32,146,777        32,146,777
   U. S. Treasury Note
    matures           6/30/1998          6.25%                                               2,429,586         2,429,586
   U. S. Treasury Note
    matures           9/30/1998          6.00%                                               9,204,797         9,204,797
   U. S. Treasury Note
    matures           12/31/1998         5.75%                                               9,249,548         9,249,548
   U. S. Treasury Note
    matures           5/15/1999          6.38%                                              20,682,257        20,682,257
   U. S. Treasury Note
    matures           11/15/1999         5.88%                                              12,997,667        12,997,667
   U. S. Treasury Note
    matures           2/29/2000          7.13%                                               2,251,283         2,251,283
   U. S. Treasury Note
    matures           6/30/2001          6.63%                                               9,517,681         9,517,681
   U. S. Treasury Note
    matures           9/30/2001          6.38%                                               1,176,769         1,176,769
   U. S. Treasury Note
    matures           12/31/2001         6.13%                                              16,589,539        16,589,539
   U. S. Treasury Note
    matures           7/15/2006          7.00%                                                 667,757           667,757
   Federal National Mortgage Association
    matures           11/23/2001         6.35%                                                 341,296           341,296
   Federal National Mortgage Association
    matures           9/9/2003           5.97%                                                 514,159           514,159
   Federal National Mortgage Association
    matures           10/25/2004         8.40%                                                 665,643           665,643
   Federal National Mortgage Association
    matures           11/10/2004         8.63%                                               1,257,242         1,257,242

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996


                Column A                                     Column B              Column C           Column D
                --------                                     --------              --------           --------
                                                            Face Amount              Cost
                                                             or Number              Basis of
Name of Issuer and Title of Issue                         of Shares/Units         Investments        Fair Value
---------------------------------                         ---------------         -----------        ----------

Financial Institution Pools (continued)

Commonwealth Life Insurance Company, Peoples Life Insurance
Company & Trans America Life Insurance Company (continued)
  Federal National Mortgage Association Pool
   matures          6/1/2001            10.50%                                   $   1,169,781      $   1,169,781
  Federal National Mortgage Association Pool
   matures          12/1/2002           6.00%                                           45,064             45,064
  Federal National Mortgage Association Pool
   matures          2/1/2003            6.00%                                          987,864            987,864
  Federal National Mortgage Association Pool
   matures          3/1/2003            6.00%                                           30,101             30,101
  Federal National Mortgage Association Pool
   matures          4/1/2003            6.00%                                           96,329             96,329
  Federal National Mortgage Association Pool
   matures          9/1/2007            7.00%                                          254,869            254,869
  Federal National Mortgage Association Pool
   matures          6/1/2008            7.00%                                          126,761            126,761
  Federal National Mortgage Association Pool
   matures          8/1/2008            7.00%                                        1,229,298          1,229,298
  Federal National Mortgage Association Pool
   matures          12/1/2008           6.00%                                          326,260            326,260
  Federal National Mortgage Association Pool
   matures          2/1/2009            6.00%                                          797,532            797,532
  Federal National Mortgage Association Pool
   matures          3/1/2009            6.00%                                          355,401            355,401
  Federal National Mortgage Association Pool
   matures          3/1/2011            6.50%                                          475,099            475,099
  Federal National Mortgage Association Pool
   matures          2/1/2023            7.00%                                          387,455            387,455
  Federal National Mortgage Association Pool
   matures          5/1/2023            8.00%                                        2,234,254          2,234,254
  Federal National Mortgage Association Pool
   matures          2/1/2024            6.50%                                          461,246            461,246
  Federal National Mortgage Association Pool
   matures          2/1/2024            7.00%                                        1,267,814          1,267,814
  Federal National Mortgage Association Pool
   matures          4/1/2024            6.50%                                          154,870            154,870
  Federal National Mortgage Association Pool
   matures          5/1/2024            6.50%                                          420,761            420,761
  Federal National Mortgage Association Pool
   matures          6/1/2024            6.50%                                          657,839            657,839
  Federal National Mortgage Association Pool
   matures          11/1/2024           9.00%                                          445,065            445,065
  Federal National Mortgage Association Pool
   matures          7/1/2025            7.00%                                        1,060,349          1,060,349
  Federal National Mortgage Association Pool
   matures          8/1/2025            7.00%                                          586,886            586,886

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996

           Column A                                               Column B            Column C           Column D
           --------                                               --------            --------           --------
                                                                  Face Amount           Cost
                                                                   or Number          Basis of
Name of Issuer and Title of Issue                              of Shares/Units       Investments         Fair Value
---------------------------------                              ---------------       -----------         ----------
Financial Institution Pools (continued)

Commonwealth Life Insurance Company, Peoples Life Insurance
Company & Trans America Life Insurance Company (continued)
     Federal National Mortgage Association Pool
       matures              4/1/2026             7.00%                               $1,772,204          $1,772,204
     Federal National Mortgage Association Pool
       matures              10/1/2026            7.00%                                  293,720             293,720
     Government National Mortgage Association Pool
       matures              11/15/2017           9.50%                                1,640,665           1,640,665
     Government National Mortgage Association Pool
       matures              12/15/2019           9.00%                                  311,303             311,303
     Government National Mortgage Association Pool
       matures              1/15/2020            9.00%                                  157,022             157,022
     Government National Mortgage Association Pool
       matures              5/15/2020            9.00%                                  348,067             348,067
     Government National Mortgage Association Pool
       matures              11/15/2020           9.00%                                  284,443             284,443
     Government National Mortgage Association Pool
       matures              12/15/2020           9.00%                                  255,567             255,567
     Government National Mortgage Association Pool
       matures              8/15/2021            9.00%                                  438,442             438,442
     Government National Mortgage Association Pool
       matures              10/15/2021           9.00%                                  377,590             377,590
     Government National Mortgage Association Pool
       matures              10/20/2021           9.50%                                1,052,170           1,052,170
     Government National Mortgage Association Pool
       matures              11/15/2021           9.00%                                  188,364             188,364
     Government National Mortgage Association Pool
       matures              1/15/2022            9.00%                                   51,323              51,323
     Government National Mortgage Association Pool
       matures              3/15/2024            6.50%                                  401,633             401,633
     Government National Mortgage Association Pool
       matures              4/15/2024            6.50%                                  390,394             390,394
     Government National Mortgage Association Pool
       matures              5/15/2024            6.50%                                1,999,237           1,999,237
     Government National Mortgage Association Pool
       matures              7/15/2024            6.50%                                1,361,039           1,361,039
     Government National Mortgage Association Pool
       matures              1/15/2025            9.00%                                  873,781             873,781
     Federal Home Loan Mtg. Corporation
       matures              11/1/2008            6.00%                                3,640,485           3,640,485
     Federal Home Loan Mtg. Corporation
       matures              3/1/2009             6.50%                                1,490,923           1,490,923
     Federal Home Loan Mtg. Corporation
       matures              4/1/2009             6.00%                                  109,466             109,466
     Federal Home Loan Mtg. Corporation
       matures              4/1/2009             6.50%                                  153,765             153,765

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996


       Column A                                             Column B         Column C        Column D
       --------                                             --------         --------        --------
                                                          Face Amount          Cost
                                                           or Number          Basis of
 Name of Issuer and Title of Issue                       of Shares/Units    Investments     Fair Value
 ---------------------------------                       ---------------    -----------     ----------
 Financial Institution Pools (continued)

 Commonwealth Life Insurance Company, Peoples Life Insurance
 Company & Trans America Life Insurance Company (continued)
     Federal Home Loan Mtg. Corporation
       matures         10/1/2011       6.50%                                $ 1,499,186     $ 1,499,186
     Federal Home Loan Mtg. Corporation
       matures         12/15/2019      6.00%                                    544,917         544,917
     Federal Home Loan Mtg. Corporation
       matures         4/15/2021       9.00%                                  1,369,729       1,369,729
     Federal Home Loan Mtg. Corporation
       matures         1/1/2026        6.00%                                    936,908         936,908
     Federal Home Loan Mtg. Corporation
       matures         7/1/2026        6.50%                                    519,682         519,682
     Student Loan Marketing Association
       matures         8/1/2007        7.13%                                    701,902         701,902
     Banc One Auto TR
       matures         11/15/1997      6.85%                                    163,478         163,478
     Premier Auto TR
       matures         2/4/1999        7.15%                                  1,894,195       1,894,195
     Bayerische Landesbank Girozentrale
       matures         7/19/1999       6.55%                                  2,297,149       2,297,149
     MBNA Master Credit Card TR
       matures         8/16/1999       6.20%                                  2,527,260       2,527,260
     Standard Credit Card Master TR
       matures         6/7/2000        6.75%                                    785,382         785,382
     Standard Credit Card Master TR
       matures         4/7/2001        6.80%                                    522,286         522,286
     Asian Development Bank NTS
       matures         5/2/2001        8.50%                                  1,473,645       1,473,645
     American Express Master TR
       matures         7/15/2001       5.38%                                  1,366,641       1,366,641
     MBNA Master Credit Card TR
       matures         1/15/2003       6.60%                                  1,014,626       1,014,626
     Japan Fin Corp
       matures         4/27/2005       7.38%                                  1,453,580       1,453,580
     International BK for Recon & Dev
       matures         7/21/2005       6.38%                                  1,620,393       1,620,393
     Bayerische Landesbank Girozentrale
       matures         2/1/2006        6.17%                                  1,663,401       1,663,401
     KFW Int'l Fin Inc
       matures         6/1/2006        8.20%                                    983,074         983,074
     General Electric Cap Corp
       matures         7/24/2008       8.50%                                  1,050,622       1,050,622
     Landesbank Hessen
       matures         11/10/2008      6.25%                                  1,607,286       1,607,286
     International BK for Recon & Dev
       matures         3/1/2026        8.88%                                    548,882         548,882
                                                                            -----------     -----------

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996

       Column A                                                 Column B           Column C         Column D
       --------                                                 --------           --------         --------
                                                              Face Amount            Cost
                                                               or Number           Basis of
 Name of Issuer and Title of Issue                          of Shares/Units      Investments       Fair Value
 ---------------------------------                          ---------------      -----------       ----------
 Commonwealth Life Insurance Company, Peoples Life Insurance
 Company & Trans America Life Insurance Company (continued)

 Total Commonwealth, Peoples & Trans America Contract                           $177,398,726      $177,398,726
                                                                                ------------      ------------

         Total Pools                                                             271,231,688       271,231,688
                                                                                ------------      ------------

         Total Investment Contracts                                              719,262,691       719,262,691
                                                                                ------------      ------------
 Short-Term Investments  --  1.20%

 GEBT Short-Term Investment Fund                                25,748,659        25,748,659        25,748,659

 GEBT Stable Value Government Fund                               5,501,801         5,501,801         5,501,801
                                                                                ------------      ------------

         Total Short-Term Investments                                             31,250,460        31,250,460
                                                                                ------------      ------------

         Total Interest Income Fund                                              750,513,151       750,513,151
                                                                                ------------      ------------
 GOVERNMENT SECURITIES FUND  --  1.13%

 Government Securities  --  0.99%

 United States Treasury Notes
    7.25%               due 2/15/1998                            1,650,000         1,666,601         1,677,076
 United States Treasury Notes
    7.125%              due 9/30/1999                            4,350,000         4,502,688         4,470,321
 United States Treasury Notes
    7.125%              due 2/29/2000                            4,350,000         4,510,313         4,478,456
 United States Treasury Notes
    5.875%              due 6/30/2000                            4,350,000         4,343,360         4,317,375
 United States Treasury Notes
    5.625%              due 2/28/2001                              750,000           736,582           735,120
 United States Treasury Notes
    6.375%              due 8/15/2002                            4,900,000         4,961,787         4,932,144
 United States Treasury Notes
    6.50%               due 5/15/2005                            3,000,000         3,060,541         3,020,160
 United States Treasury Notes
    6.50%               due 8/15/2005                            1,300,000         1,332,109         1,308,333
 United States Treasury Notes
    6.50%               due 10/15/2006                             750,000           759,023           754,103
                                                                                ------------      ------------

         Total Government Securities                                              25,873,004        25,693,088
                                                                                ------------      ------------
 Federal Agency Obligations  -- 0.11%

 Federal Home Loan Mtg. Corporation
    SER A  5.5%         due 2/2/2001                             3,000,000         2,978,775         2,911,410
                                                                                ------------      ------------


                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996


              Column A                                 Column B             Column C             Column D
              --------                                 --------             --------             --------
                                                     Face Amount              Cost
                                                      or Number             Basis of
Name of Issuer and Title of Issue                  of Shares/Units        Investments           Fair Value
---------------------------------                  ---------------        -----------           ----------

   Total Federal Agency Obligations                                    $      2,978,775      $     2,911,410
                                                                       ----------------      ---------------
Short-Term Investments  --  0.03%

BT Pyramid Government Securities Cash Fund                 811,717              811,717              811,717
                                                                       ----------------      ---------------
    Total Government Securities Fund                                         29,663,496           29,416,215
                                                                       ----------------      ---------------
GOVERNMENT SECURITIES FUND (GF)  --  0.05%

Government Securities  --  0.05%

United States Treasury Bills
  due  5/01/1997                                           500,000              473,324              473,324
United States Treasury Bills
  due  7/24/1997                                           500,000              472,400              472,400
United States Treasury Bills
  due 11/13/1997                                           250,000              238,077              238,077
                                                                       ----------------      ---------------
    Total Government Securities                                               1,183,801            1,183,801
                                                                       ----------------      ---------------
Short-Term Investments  --  0.00%

BT Pyramid Government Securities Cash Fund                 109,585              109,585              109,585
                                                                       ----------------      ---------------
    Total Government Securities Fund (GF)                                     1,293,386            1,293,386
                                                                       ----------------      ---------------
PHILIP MORRIS STOCK FUND  --  41.67%

Common Stock  --  40.57%

Tobacco  --  40.57%

Philip Morris Companies Inc.                             9,343,555 *        439,309,053        1,055,821,715

Short-Term Investments  --  1.10%

GEBT Short-Term Investment Fund                         28,613,393           28,613,393           28,613,393
                                                                       ----------------      ---------------
    Total Philip Morris Stock Fund                                          467,922,446        1,084,435,108
                                                                       ----------------      ---------------

 * On February 26, 1997, Philip Morris
 Companies Inc. announced a three-for-one split of its Common Stock, to be effected by a distribution on April 10, 1997, of two shares for each share held of record at the close of business on March 17, 1997.

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996

              Column A                                   Column B            Column C          Column D
              --------                                   --------            --------          --------
                                                        Face Amount            Cost
                                                        or Number            Basis of
 Name of Issuer and Title of Issue                    of Shares/Units      Investments        Fair Value
 ---------------------------------                    ---------------      -----------        ----------
 INTERNATIONAL EQUITY FUND  --  2.17%

 Japanese Equity Index Fund  --  0.57%                         174,579     $   16,928,012     $   14,865,375
 Non Japanese Equity Index Fund --  1.60%                      282,909         35,371,872         41,535,576
                                                                           --------------     --------------

         Total Equity Index Funds                                              52,299,884         56,400,951
                                                                           --------------     --------------

 Short-Term Investments --   0.00%

 GEBT Short-Term Investment Fund                               114,499            114,499            114,499
                                                                           --------------     --------------

         Total International Equity Index Fund                                 52,414,383         56,515,450
                                                                           --------------     --------------

 BALANCED FUND  --  2.97%

 Balanced Fund  --  2.96%                                    6,451,741         72,890,632         77,162,828

 Short-Term Investments -- 0.01%

 GEBT Short-Term Investment Fund                               188,536            188,536            188,536
                                                                           --------------     --------------

         Total Balanced Fund                                                   73,079,168         77,351,364
                                                                           --------------     --------------

 GROWTH EQUITY FUND  --  4.71%

 Growth Equity Fund  --  4.70%                              10,123,806        117,556,907        122,194,340

 Short-Term Investments -- 0.01%

 GEBT Short-Term Investment Fund                               312,426            312,426            312,426
                                                                           --------------     --------------

         Total Growth Equity Fund                                             117,869,333        122,506,766
                                                                           --------------     --------------

 PARTICIPANTS' LOAN ACCOUNT -- 1.43%

 Loans to Participants -- 1.43%                             37,374,798         37,374,798         37,374,798
                                                                           --------------     --------------

         Total Participants' Loan Account                                      37,374,798         37,374,798
                                                                           --------------     --------------

         TOTAL INVESTMENTS                                                 $1,827,152,112     $2,602,501,815
                                                                           ==============     ==============
